130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

March 15, 2021	No. 21-07

Avalon Completes Share Capital Amendment

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that its Share Capital Amendment, which involved amending the Company's articles to reflect a 500:1 consolidation of the Company's common shares, immediately followed by a 1:500 split of the Company's post-consolidated common shares, became effective today (the "Effective Date").

Shareholders who held less than 500 common shares in the form of a physical certificate immediately prior to the Effective Date will be paid a cash payment in exchange for their shares (the "Cash Payment") equal to the number of common shares they held immediately prior to the Share Capital Amendment multiplied by $0.21, which is the volume weighted average trading price of the common shares on the TSX during the five (5) consecutive trading days prior to the Effective Date.  Shareholders holding less than 500 common shares in a brokerage account immediately prior to the Effective Date, and who so elected through their intermediatary, will also be paid the Cash Payment.

All other shareholders will continue to hold the exact same number of shares after the Share Capital Amendment that they did prior to the Share Capital Amendment.

The Company's shares are expected to begin trading today on a post-Share Capital Amendments basis on the TSX under the same trading symbol ("AVL").  On the OTCQB, the trading symbol will temporarily change to "AVLND" for a period of 20 trading days, after which it will revert back to "AVLNF".

The TSX has conditionally approved the Share Capital Amendment.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please email Avalon's VP, Finance and CFO, Jim Andersen, at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to payments pursuant to the Share Capital Amendment and that the Compnay's shares are expected to begin trading today on a post-Share Capital Amendments basis on the TSX under the same trading symbol. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements, Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to the TSX not providing its final approval for the Share Ccapital Amendment, and unanticipated market conditions, as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.